ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 29, 2015	Harsha Pulluru T +1 617 951 7291 F +1 617 235 0658 harsha.pulluru@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison T. White

Re:	Blackstone Alternative Investment Funds (File Nos. 811-22743 and 333-185238) (the “Trust” or the “Registrant”)

Ladies and Gentlemen:

This letter provides the Trust’s response to comments regarding Post-Effective Amendment No. 16 under the Securities Act of 1933, as amended and Amendment No. 20 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s Registration Statement on Form N-1A, relating to Blackstone Alternative Multi-Manager Fund (“Multi-Manager Fund”) and Blackstone Alternative Multi-Strategy Fund (“Multi-Strategy Fund,” and together with Multi-Manager Fund, the “Funds”), each a series of the Trust, that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone to Sarah Clinton and Harsha Pulluru of Ropes & Gray LLP, counsel to the Trust, on June 26, 2015. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectuses

1. Please explain supplementally the differences between Multi-Manager Fund and Multi-Strategy Fund and the reasons for the existence of two separate Funds.

Response: Multi-Manager Fund and Multi-Strategy Fund have substantially identical investment objectives, investment strategies, and risks. The primary distinction between the Funds is that they are offered to different types of investors through different distribution platforms. Multi-Manager Fund currently offers a single class of shares, Class I Shares, to investors that are clients of investment advisors, consultants, broker-dealers, or other financial intermediaries. Shares of Multi-Manager Fund are currently held of record by a single financial advisor that holds the shares on behalf of its clients. Multi-Strategy Fund currently offers four classes of shares, Class D Shares, Class I Shares, Class R Shares, and

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Class Y Shares. Shares of Multi-Strategy Fund are offered on a variety of platforms, including through broker-dealers and other financial intermediaries in investment products, programs, or accounts such as mutual fund supermarkets or other no transaction fee platforms (Class D Shares); to institutional investors and individuals who are clients of financial intermediaries, broker-dealers, financial institutions, or registered investment advisors or to individuals through retirement accounts (Class I Shares); to institutional investors and individuals that purchase directly from the Fund (Class Y Shares); and through 401(k) plans, 457 plans, employer sponsored 403(b) plans, profit sharing and money purchase pension plans, and other specified benefit plans (Class R Shares). For more information regarding the Funds’ share classes and potential investors, please see “Additional Information about the Purchase and Sale of Shares” in each Fund’s Prospectus.

2. Footnote 2 to the “Annual Fund Operating Expenses” table in each Fund’s Prospectus states that “extraordinary expenses” are “determined in the sole discretion of the Adviser.” Please explain supplementally how “extraordinary expenses” are calculated and whether they are calculated pursuant to Generally Accepted Accounting Principles (“GAAP”).

Response: The Registrant confirms that “extraordinary expenses” are calculated pursuant to GAAP. The Registrant has added a statement that all expenses are calculated pursuant to GAAP in Footnote 2 to the “Annual Fund Operating Expenses” table in each Fund’s Prospectus.

3. Each Fund’s Prospectus states that it may invest its assets in wholly-owned and controlled subsidiaries that are limited liability companies under the laws of the State of Delaware (“Domestic Subsidiaries”). Please explain supplementally the reasons for investing in Domestic Subsidiaries.

Response: The Domestic Subsidiaries invest, directly or indirectly through the use of derivatives, almost entirely in securities, with only a de minimis exposure to commodity interests. As a result, the Domestic Subsidiaries are not expected to be commodity pools subject to regulation by the Commodity Futures Trading Commission, and the pool operators of the Domestic Subsidiaries are expected to be exempt from registration as such with the Commodity Futures Trading Commission with respect to the Domestic Subsidiaries. Sub-Advisers that are not registered with the Commodity Futures Trading Commission provide services with respect to assets of the Fund that are invested in the Domestic Subsidiaries.

4. Under “Principal Investment Strategies” in each Fund’s Prospectus, please disclose whether such Fund has any requirements with respect to the duration or maturity of the fixed income securities in which it invests. If the Funds focus on fixed income securities of a certain duration, please define the term “duration” as a measure of interest rate sensitivity as opposed to term to maturity.

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Response: The disclosure regarding fixed income securities in each Fund’s “Principal Investment Strategies” has been revised to clarify that the Fund may invest in fixed income securities of any duration or maturity.

5. Each Fund’s Prospectus, under “Principal Investment Strategies,” states that the fixed income securities in which such Fund may invest include “stripped securities” and “net interest margin securities.” Please provide a description of such securities in the Prospectus.

Response: The Registrant has included a description of “stripped securities” and “net interest margin securities” in the paragraphs describing fixed income securities in the sections “Fund Summary—Principal Investment Strategies” and “More on the Fund’s Investment Strategies, Investments, and Risks—Investment Strategy” in each Fund’s Prospectus.

6. Each Fund’s Prospectus, under “Principal Investment Risks,” includes “Foreign Investments and Emerging Markets Risk” as a principal investment risk of such Fund. If investing in emerging markets securities is a principal investment strategy, please add such disclosure under “Principal Investment Strategies.”

Response: The Registrant has revised the disclosure in the “Principal Investment Strategies” section of each Prospectus to clarify that each Fund may invest in emerging markets.

7. Following the performance table under “Performance” in the Multi-Manager Fund Prospectus, please provide information about the additional indices pursuant to Instruction 2(b) to Item 4 of Form N-1A.

Response: The requested change has been made.

8. Please revise the final sentence under “More on The Fund’s Investment Strategies, Investments, and Risks—Investment Strategies—Equity Hedge Strategies—Equity Market Neutral Strategies” in each Fund’s Prospectus to clarify what the strategy may include.

Response: The Registrant has revised the sentence referenced above as follows:

“Additionally, this strategy can include statistical arbitrage/trading strategies that seek to exploit pricing anomalies ~~trading strategies that exploit~~ and new information the investment manager believes has not been fully, completely, or accurately discounted into current security prices.”

9. Under “More on The Fund’s Investment Strategies, Investments, and Risks—Investment Strategies” in each Fund’s Prospectus, “Multiple-Strategy Strategies” appears to be included twice under separate headings with different descriptions. Please revise this disclosure, or explain supplementally why this strategy is included twice.

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Response: Multi-Strategy Strategies is included twice in “More on The Fund’s Investment Strategies, Investments, and Risks—Investment Strategies” in each Fund’s Prospectus with different descriptions because it is both a main strategy of the Funds (along with Equity Hedge Strategies, Event-Driven Strategies, Macro Strategies, Relative Value Strategies, and Managed Futures Strategies) and a sub-strategy of Event-Driven Strategies (along with Distressed/Restructuring Strategies and Reinsurance Strategies). In consideration of the Staff’s comment, the Registrant has changed the title of the sub-strategy to “Event-Driven Multi-Strategy Strategies.”

10. “Reinsurance Strategies” are described under “More on The Fund’s Investment Strategies, Investments, and Risks—Investment Strategies—Event-Driven Strategies” in each Fund’s Prospectus. If investment in reinsurance-related securities is a principal investment strategy of the Funds, please describe such reinsurance strategies in the summary section of each Fund’s Prospectus.

Response: The Registrant has added a reference to reinsurance-related securities in the description of Event-Driven Strategies in the summary section of the Fund’s Prospectus.

11. Under “More on The Fund’s Investment Strategies, Investments, and Risks—Investment Strategies—Event-Driven Strategies—Reinsurance Strategies” in each Fund’s Prospectus, the following types of reinsurance-related securities are referenced: “shares or notes issued in connection with quota shares,” “shares or notes issued in connection with excess-of-loss, stop-loss, or other non-proportional reinsurance,” and “shares or notes issued in connection with industry loss warrants.” Please include a short description of each of these securities in each Fund’s Registration Statement.

Response: The Registrant has revised its description of reinsurance-related securities in the section “More on The Fund’s Investment Strategies, Investments, and Risks—Investment Strategies—Event Driven Strategies—Reinsurance Strategies” in each Fund’s Prospectus and, to the extent relevant in light of the revised disclosure, has included a description of the above-referenced securities in the Funds’ Statement of Additional Information in the section “Additional Information on Investment Techniques of the Funds and Related Risks—Reinsurance-Related Securities.”

12. “Event-Linked Instruments Risk” is described as a principal investment risk under “More on The Fund’s Investment Strategies, Investments, and Risks—Principal Investment Risks—Event-Linked Instruments Risk” in each Fund’s Prospectus. If event-linked instruments risk is a principal investment risk, please describe such risk in the summary section of each Fund’s Prospectus.

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Response: The Registrant has added “Event-Linked Instruments Risk” to the summary section of each Fund’s Prospectus.

13. Please confirm supplementally that Blackstone Alternative Investment Advisors LLC (“BAIA”) has the records necessary to support the calculation of the performance information provided under “Performance Information for Similar Funds” pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Trust confirms that the Funds’ investment adviser has the records necessary to calculate such performance information pursuant to Rule 204-2(a)(16) under the Advisers Act.

14. Under “Performance Information for Similar Funds” in Multi-Manager Fund’s Prospectus, performance information is provided for Multi-Strategy Fund, which commenced investment operations after Multi-Manager Fund. Please confirm supplementally why such similar fund performance information has been included for a fund that has been in operation for a shorter period of time than Multi-Manager Fund.

Response: The Registrant provides performance information for Multi-Strategy Fund in Multi-Manager Fund’s Prospectus in order to comply with Commodity Futures Trading Commission Regulation §4.12(c)(3)(i)(A), which, because the Fund has less than a three year performance history, requires BAIA, as the registered commodity pool operator of the Fund, to disclose the performance of all pools and accounts that are managed by BAIA that have investment objectives, policies, and strategies substantially similar to those of the Fund. The Registrant notes that the requirement does not provide for an exception for similar funds or accounts with a shorter operating history than that of the disclosing Fund.

15. Under “Performance Information for Similar Funds” in Multi-Manager Fund’s Prospectus, performance information is provided for Multi-Strategy Fund for the period from its inception through June 30, 2015. Please confirm that these figures will be updated as the Registration Statement was filed prior to June 30, 2015.

Response: The Trust confirms that the figures have been updated to provide performance information through June 30, 2015.

16. Wherever performance information is provided for a comparative index in each Fund’s Prospectus, please state that such figures reflect no deduction for fees, expenses, or taxes.

Response: The requested change has been made.

17. Under “More on Fund Management—Sub-Advisers” in each Fund’s Prospectus, information that had been previously included with respect to the sub-advisory fee paid to Bayview Asset Management, LLC (“Bayview”) is no longer being provided. Please explain supplementally why such information is no longer being included.

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Response: Pursuant to the an order1 granted by the Commission to the Trust and BAIA exempting them from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act and from certain disclosure requirements under various rules and forms (the “Exemptive Order”), the Funds are required to disclose (a) the aggregate fees paid to BAIA and any wholly-owned sub-adviser; (b) the aggregate fees paid to sub-advisers that are not affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of the Fund or BAIA (“Non-Affiliated Sub-Advisers”); and (c) the fee paid to each sub-adviser (other than wholly-owned sub-advisers) that is an affiliated person of the Fund or BAIA (“Affiliated Sub-Advisers”). Until March 2, 2015, Bayview was an Affiliated Sub-Adviser on the basis of common control with BAIA and, as a result, the sub-advisory fee paid to Bayview was disclosed in each Fund’s Prospectus. Effective March 2, 2015, Bayview repurchased a portion of the ownership interests held by entities controlled by The Blackstone Group L.P. and ceased to be affiliated with BAIA. Pursuant to the Exemptive Order, the Funds are no longer required to separately disclose the sub-advisory fee paid to Bayview. Because Bayview was an Affiliated Sub-Adviser for the majority of the fiscal year ending March 31, 2015, however, the Registrant has disclosed, in the “Investment Management and Other Services—The Sub-Advisers” section of the Statement of Additional Information, the sub-advisory fee paid to Bayview. Going forward, the Registrant expects that Bayview’s fees will be reflected in the disclosure of the aggregate fees paid to Non-Affiliated Sub-Advisers.

18. Under “Shareholder Information—Additional Information about the Purchase and Sale of Shares” of the Multi-Manager Fund’s Prospectus, there is a statement that “[t]he Fund may reject for any reason, or cancel as permitted or required by law, any purchase orders, including transactions deemed to represent excessive trading, at any time.” Please describe the timeframe within which the Fund may reject any purchase orders.

Response: The Registrant notes that the Funds process purchase orders in compliance with Section 22 of the 1940 Act and the regulations promulgated thereunder, and that, unless otherwise permitted by law, the Funds will reject any purchase orders within the same timeframe that they would be required to accept such purchase orders. In order to avoid confusion, the Registrant has removed the phrase “at any time” from the language quoted above.

19. Under “Performance Information for Similar Funds” in Multi-Strategy Fund’s Prospectus, performance information is provided for Multi-Manager Fund. Please confirm supplementally that Multi-Manager Fund is the only substantially similar fund managed by BAIA.

[1]	Blackstone Alternative Investment Funds, et al., Investment Company Act Rel. Nos. 30416 (March 7, 2013) (notice) and 30444 (April 2, 2013) (order).

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Response: The Registrant has revised the “Performance Information for Similar Funds” in each Fund’s Prospectus to include Blackstone Diversified Multi-Strategy Fund, a sub-fund of Blackstone Alternative Investment Funds PLC, an investment company with variable capital incorporated with limited liability in Ireland as an undertaking for collective investment in transferable securities (“UCITS”) fund with investment objectives, policies, and strategies that are substantially similar to those of Multi-Strategy Fund and Multi-Manager Fund.

20. Under “Performance Information for Similar Funds” in Multi-Strategy Fund’s Prospectus, performance information is provided for Multi-Manager Fund for the period from April 1, 2014 through March 31, 2015. Because Multi-Manager Fund commenced investment operations on August 6, 2013, please provide performance information for that Fund from that date, rather than April 1, 2014.

Response: The requested change has been made.

Statement of Additional Information

21. Under “Investment Policies and Restrictions—Fundamental Investment Restrictions,” there is a statement that for the purposes of the fundamental investment restriction relating to industry concentration, “a Fund will not consider portfolio investments held by the Investment Funds, except to the extent that an Investment Fund provides timely and sufficient information about its portfolio investments.” Please note the Staff’s position that the Funds should proactively consider the holdings of any Investment Fund, especially when such fund is an affiliate of the Funds or when such fund is clearly focused on a particular industry.

Response: The language referred to above reflects that the Funds may not have sufficient portfolio holdings information with respect to each Investment Fund to apply or monitor an industry concentration policy on a “look through” basis. The Registrant confirms that the Funds would not ignore the concentration of affiliated or unaffiliated Investment Funds were they to have sufficient portfolio holdings information from Investment Funds in a timely manner.

22. All references to investing in royalty trusts have been removed from each Fund’s Prospectus, but the description of royalty trusts under “Additional Information on Investment Techniques of the Funds and Related Risks—Royalty Trusts” in the Statement of Additional Information has been retained. If the Funds no longer invest in royalty trusts, please consider deleting such references in the Statement of Additional Information in addition to the Prospectuses.

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Response: Investment in royalty trusts is no longer a principal investment strategy of the Funds and, as a result, references to royalty trusts have been removed from each Fund’s Prospectus. The Funds may, nonetheless, continue to invest in royalty trusts to a limited extent. As a result, the Trust believes that the disclosure relating to royalty trusts in the Statement of Additional Information is appropriate.

23. Under “Investment Policies and Restrictions – Illiquid Securities, Private Placements, Restricted Securities, and IPOs and Other Limited Opportunities,” please clarify that each Fund will restrict its investments in illiquid securities to 15% of its net assets.

Response: The requested change has been made.

24. Under “Management—Standing Committees,” please describe the procedures to be followed by shareholders in submitting to the Nominating Committee recommendations for nominees for election as Trustees of the Trust pursuant to Item 17(b)(2)(iv).

Response: The requested disclosure has been added.

* * * * *

On behalf of the Trust, we acknowledge that: (i) the Securities and Exchange Commission (the “Commission”) is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Sincerely,

/s/ Harsha Pulluru

Harsha Pulluru

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.
Ari Peña, Blackstone Alternative Asset Management L.P.
James E. Thomas, Esq., Ropes & Gray LLP
Sarah Clinton, Esq., Ropes & Gray LLP